                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
            Under Section 12(b) or (g) of the Securities Act of 1934

                                ISM HOLDING CORP.
                                -----------------
                 (Name of Small Business issuer in its charter)

          INDIANA                                         35-2020266
          -------                                         ----------
(State or other jurisdiction of                (IRS Employer Identification No.)
incorporation or organization)

                   4500 W. 96TH STREET, INDIANAPOLIS, IN 46268
                   -------------------------------------------
                    (Address of principal executive offices)

                                 (317) 415-0035
                                 --------------
                           (Issuer's telephone number)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                   Name of each exchange on which registered
      NONE                                             NONE

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                     ---------------------------------------
                                (Title of Class)

On September 30, 1999 the Registrant had outstanding 16,257,480 shares of Common Stock par value $0.01 per share.

                                ISM HOLDING CORP.
                                -----------------

                                   FORM 10-SB
                                   ----------

PART I
------

ITEM 1            DESCRIPTION OF BUSINESS

ITEM 2            MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

ITEM 3            DESCRIPTION OF PROPERTIES

ITEM 4            SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                  OWNERS AND MANAGEMENT

ITEM 5            DIRECTORS, OFFICERS, PROMOTERS & CONTROL PERSONS

ITEM 6            EXECUTIVE COMPENSATION

ITEM 7            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8            DESCRIPTION OF SECURITIES

PART II
-------

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

ITEM 2            LEGAL PROCEEDINGS

ITEM 3            CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ITEM 4            RECENT SALES OF UNREGISTERED SECURITIES

PART F/S

                  FINANCIAL STATEMENTS

PART III
--------

ITEM I            INDEX TO EXHIBITS

ITEM 2            DESCRIPTION OF EXHIBITS

SIGNATURES

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

THE COMPANY

From 1993 to 1996 the company operated primarily in the sports management business servicing clients requiring corporate sponsorship. The company either represented entities needing sponsorship, or corporations who required entities as their representatives. While continuing these activities in late 1996 the company began involvement in Team Ownership with an investment in a team in the IRL. The following year the company became sole owners of teams in the IRL, and continues today. A significant amount of the companies resources in 1998 were spent preparing for the growth in motorsports via the opportunity to become public. The company owns companies operating under ISM Marketing, ISM Management, ISM Holding, ISM Racing, ISM Motorsports, and International Sports Management. All companies were consolidated under the financial of ISM Holding. All inter-company transactions were eliminated. The company continues in it's three tiered strategy, with core business emphasis on Corporate representation in incremental revenue programs, securing Team sponsorship and partner opportunities for strategic partners, and the opportunities to expand Team Ownership and sponsorship opportunities for company owned teams. Additionally, the company is evaluating acquisition opportunities, as well as additional strategic partners for expanding the incremental revenue opportunities the company's worldwide network provides.

MARKET ENVIRONMENT

The company operates in an industry that has rapid double digit annual growth. Corporate spending in sports is growing in excess of 30% annually. Additionally the company has entered the internet that has exponential growth. The sports marketing industry is growing, as corporate partners look for ways to reach the consumer. The company is perfectly positioned to meet the expanding market needs.

INDUSTRY ANALYSIS

The Motorsports industry has recently begun to be inhabited by public entities. Public companies own tracks, Public companies own apparel companies, and now Public companies own Teams, and the Marketing of teams is now a public venture.

MARKET SEGMENT

The company operates in Team Ownership, Marketing of Sports Sponsorship, and Corporate representation of Companies involvement in sports. This three tiered approach allows the company to continue to expand the customer base.

COMPETITION

The Sports Marketing industry is, by its nature, very competitive. There does not appear to be many new companies entering into the industry. However, consolidation of other competitors has taken place. However, because of the specialized nature of the Company's activities such as ownership, strategic partnerships, and new business ventures, management believes that growth will be available to the company. The concentration of team ownership in Open Wheel competition, and the expansion of Marketing activities world wide, coupled with expansion into internet activities should provide continued growth and profitability.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following is a discussion of the financial condition and results of operation of the Company as of the date of this Registration Statement. This discussion and analysis should be read in conjunction with the Company's audited Consolidated Financial including the Notes thereto which are included elsewhere in this Form 10-SB.

GENERAL

ISM Holding is located in Indianapolis Indiana, and has two main operating divisions, ISM Marketing and ISM Motorsports. ISM Marketing sells corporate sponsorships for company teams and other properties throughout the world. It also uses it's strategic alliances to operate internet gaming sites worldwide. The Motorsports company operates race teams.

         1998 V. 1997
         ------------

REVENUE

For the year ended December 31, 1998, revenue was $9,272,139, an increase of $4,450,419, or 3% from the $4,821,720 posted for the year ended December 31, 1997. Other Revenue, which is sponsorship revenues for clients increased from $534,069 in 1997 to $1,006,419 in 1998, and increase of 88%.

ISM Holding recorded a net loss from operations in 1998 of $2,369,816 compared to a net loss of $1,403,449 in 1997, an erosion of $966,367.The company made extensive changes in the company operations to eliminate non-profitable divisions. Athlete representation, a low margin group was discontinued. The company also elected to discontinue it's Nascar ownership position and concentrate Marketing efforts with strategic partners.

COSTS AND EXPENSES

1997. Total Operating Expenses in 1998 increased $5,278,612 , or 86% from $6,097,158 in 1997. Labor and operations increased significantly as the Company expanded operations.

Interest expenses in 1998 increased $243,957 to $266,185,. The increase results from higher outstanding credit line balances.

         NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

REVENUE

For the nine months ended September 30, 1999, revenue was $1,837,993, a decrease of $5,638,734, over the $7,706,158 posted during the same period in 1998. Nascar operations reduced revenue by $3,984,788 in 1999 compared to 1998. However, the shortfall in revenue was more than offset by a reduction in expenses of $8,528,893.

This resulted in a Decrease in Net Loss from $2,021,376 in 1998 to a loss of $72,009 in 1999. It is expected the fourth quarter 1999 will reverse the trend for losses and produce an income.

COSTS AND EXPENSES
Salaries and wages have been reduced in 1999 From $1,423,988 in 1998 to $325,987 in 1999. Interest expense for the nine months ended September 30, 1999 decreased $93,265 or 236%, from $220,961 for the same period in 1998.
The decrease results from equity infusion to retire debt.

LIQUIDITY AND CAPITAL RESOURCES

         1998 V. 1997
         ------------

As of December 31, 1998, the Company had paid in capitol of $1,376,699 verses $350,000 in 1997, , an increase of $1,326,699. The increase in working capital was substantially due to the issuance of common stock.

The Company's Officer's have provided funds to the Company from time to time to provide additional working capital. The company has negotiated a line of credit from an equity investor should the company need additional funding for expansion or acquisition.

         NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
         ---------------------------------------------

As of September 30, 1999 the company had a total equity injected of $2,947,475. The company has loans and notes payable totaling $1,118,955, a reduction of $810,983 or 41.9% from 1997. The company also reduced Accounts payable from 1998 to 1999 by $301,023.

The Officer's have provided funds to the Company from time to time to provide additional working capital.

RECENT ACCOUNTING PRONOUNCEMENTS

There is no impact on the Company's financial statement.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This Registration Statement on Form 10-SB contains forward-looking statements made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Such statements consist of any statement other than a recitation of historical facts and can be identified by words such as "may," "expect," "anticipate," "estimate," "hopes," "believes," "continue," "intends," "seeks," "contemplates," "suggests," "envisions" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, including but not limited to, those risks associated with economic conditions generally and the economy in those areas where the Company has or expects to have assets and operations. Competitive and other risk factors affecting the Company's operations, markets, products and services and risks relating to existing litigation, attorney general investigations, taxes owed, and associated costs arising out of the Company's activities and the matters discussed in this report; risks relating to changes in interest rates and in the availability, cost and terms of financing; risks related to the performance of financial markets; risks related to changes in domestic and foreign laws, regulations and taxes; risks related to changes in business strategy or development plans; risks related to the outcomes of the pending lawsuits against the Company and the associated costs; risks associated with future profitability; and other factors discussed elsewhere in this report and in documents filed by the Company with the Securities and Exchange Commission. Many of these factors are beyond the Company's control. Actual results could differ materially from these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration on Form 10-SB will, in fact, occur. The Company does not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances and other factors discussed elsewhere in this report and the documents filed by the Company with the Securities and Exchange Commission.

YEAR 2000

The Company has reviewed internal computer systems and their capability of recognizing the year 2000 and years thereafter. ISM Holding expects that any costs relating to ensuring such systems to be year 2000 compliant will not be material to the Company's financial condition or results of operation. Additional information is in the notes to financial elsewhere in the filing.

ITEM 3.  DESCRIPTION OF PROPERTIES

  The Company's principal executive and administrative offices are located in a leased premises in Indianapolis Indiana on a 6.5 acre site, which contains not only these offices, but over 43,000 square feet of office and warehouse. The administrative offices occupy approximately 2,500 square feet. The racing operation currently occupies 12,000 square feet, and approximently 8,000 square feet are subleased. Approximently 20,500 feet are available for sublease. The Company does not anticipate that it will require any additional office or warehouse facilities, as the current space is sufficient to meet current needs. However, if additional office space is required in the future, the available space will allow for needed expansion.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 1999 by (i) each person (or group of affiliated persons who to the knowledge of the company is the beneficial owner of five percent or more of the Company's outstanding Common Stock, (ii) each director and each Named Executive Officer of the Company and
(iii) all directors and executive officers of the Company as a group. Except as otherwise noted, the Company believes that the persons listed in this table have sole voting and investment power respecting all shares of Common Stock owned by them. The business address of each director and named Executive Officer listed below is the company's corporate address, 4500W. 96th Street Indianapolis, In. 46268.

Table 1.  Security Ownership of Certain Beneficial Owners

     (1)                      (2)                        (3)                 (4)
TITLE OF CLASS           NAME AND ADDRESS             AMOUNT AND           PERCENT
                       OF BENEFICIAL OWNER            NATURE OF            OF CLASS
                                                  BENEFICIAL OWNER
---------------------------------------------------------------------------------------
Common Stock              Asia EQUITIES               2,500,000              15.4%
---------------------------------------------------------------------------------------


Table 2.  Security Ownership of Management
--------  --------------------------------


     (1)                      (2)                        (3)                 (4)
TITLE OF CLASS           NAME AND ADDRESS             AMOUNT AND           PERCENT
                       OF BENEFICIAL OWNER            NATURE OF            OF CLASS
                                                  BENEFICIAL OWNER
---------------------------------------------------------------------------------------
Common Stock              L.G. Hancher Jr.            4,536,000              27.8%
Common Stock              G. D. Sallee                4,500,000              27.7%
Common Stock              G.B.Outlaw                  2,250,000              14.2%

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information as of the date of this Registration Statement with respect to the directors and executive officers of the Company. A summary of the background and experience of each of these individuals is set forth after the table. The executive officers serve at the discretion of the Company's Board of Directors.


          NAME                  AGE     POSITION WITH THE COMPANY
          ----                  ---     -------------------------
L.G. Hancher Jr                 46      C.E.O., Director
Kevin Simpson*                  47      Director
G.B. Outlaw                     42      Director

* Mr. Simpson replaced Mr. Sallee, a director and co-founder, who left the company to return to his legal practice. Mr. Sallee remains a shareholder.


ITEM 6. EXECUTIVE COMPENSATION

The officers of the company, Mr. Hancher, Mr. Sallee, and Mr. Outlaw do not take a salary.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the preceding two years the Company has not been a party to any transactions with related parties. Additionally, the Company is not now a party to any transactions with related parties.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

The Company has 50,000,000 authorized shares of Common Stock, $0.01 par value per share, of which 16,257,480 shares are issued and outstanding as of September 30, 1999. All shares of Common Stock outstanding are legally issued, fully paid and non-assessable. Holders of the Common Shares are entitled to one vote per share with respect to all matters that are required by law to be submitted to a vote of the shareholders. Holders of the Common Stock are not entitled to cumulative voting. The common Stock has no redemption, preemptive or sinking fund rights. Holders of the Common Stock are entitled to dividends, when, as and if declared by the Board of Directors from funds legally available therefore. Future dividend policy will be determined by the Board of Directors of the Company in light of financial need and earnings, if any, of the Company and other relevant factors. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share proportionately all the remaining assets of the Company, after satisfaction of the liabilities of the Company.

PREFERRED STOCK

The Company is authorized to issue 10,000,000 shares of preferred stock, par value $0.01 per share, issuable in such series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as the Board of Directors may determine without further action by the Company's shareholders. As of the date hereof, there are no shares of Preferred Stock issued and outstanding.

TRANSFER AGENT

The transfer agent for the Company is Atlas Stock Transfer Company, whose address is 5899 S. State Street, Salt Lake City, Utah 84107.



                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON AND OTHER STOCKHOLDER MATTERS

The Company's Common Stock is quoted on the OTC Bulletin Board under the symbol "ISMH." On December 11, 1997 the Board of Governors of the National Association of Securities Dealers, Inc. ("NASD") approved a series of changes for the OTC Bulletin Board which affect the Company. The principal changes include: (i) a rule that only those companies that report their current financial information to the Securities and Exchange Commission, banking or insurance regulators will be included for quotation on the OTC Bulletin Board, (ii) that brokers must review current financial statements on a company they are recommending before they recommend a transaction in an OTC security, and (iii) that prior to the initial purchase of an OTC security, every investor must receive a standard disclosure statement prepared by the NASD emphasizing the differences between the OTC securities and other market-listed securities, such as those traded on the NASDAQ Stock Market, Inc. This Registration Statement is being filed on Form 10-SB with the Securities and Exchange Commission to register the Company's Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, to comply with the above-stated rule change. In the event the Company's proposed Registration Statement is not declared effective, the Company's securities would not be eligible for continued quotation on the OTC Bulletin Board, which would materially and adversely affect the liquidity in the Company's Common Stock.

PRICE RANGE OF COMMON STOCK

In January of 1999, the Company obtained the symbol, "ISMH" and application was made for trading on the NASD OTC Bulletin Board system. The first active trading in the shares of the Company began in January 1999. The following table sets forth for the periods indicated the high and low closing prices of the Company's Common Stock as reported on the OTC Bulletin Board. The following quotations are over-the-market quotations and, accordingly, reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


                                  COMMON STOCK


      QUARTER                           1999 TRADE
                                        HIGH
                                        LOW
---------------------------------------------------
1st Quarter                             3.00
                                         .625
---------------------------------------------------
2nd Quarter                             2.25
                                        1.00
---------------------------------------------------
3rd Quarter                             1.5625
                                         .315
---------------------------------------------------
4th Quarter
---------------------------------------------------

NO DIVIDENDS ANTICIPATED TO BE PAID

The Company has not paid any cash dividends on its Common Stock since its inception and does not anticipate paying cash dividends in the foreseeable future. The future payment of dividends is directly dependent upon future earnings of the Company, its financial requirements and other factors to be determined by the Company's Board of Directors, in its sole discretion. For the foreseeable future, it is anticipated that any earnings which may be generated from the Company's operations will be used to finance the growth of the Company, and that cash dividends will not be paid to Common Stockholders.

CONTROL OF THE COMPANY; POSSIBLE ISSUANCES OF PREFERRED STOCK

Due to the widely dispersed ownership of the issued and outstanding shares of Common Stock of the Company and the number of shares owned by management, the Company's officers and directors and will be able to influence the election of all of the Company's directors and thereby control the operations of the Company. In addition, the Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock and to fix the dividend, liquidation, conversion, redemption and other rights, preferences and limitation of such shares without any further vote or action of the shareholders. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock and dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or the rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any additional shares of its preferred stock, there can be no assurance that the Company will do so in the future. See Part 1, Item
8. "DESCRIPTION OF SECURITIES."


ITEM 2.  LEGAL PROCEEDINGS

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidate financial position of the Company.



ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

T.J. Sullivan & Company is the Company's independent auditor at the present time. The Company has no disagreements with the reports issued by their auditors.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In August of 1998, the Company offered and sold 4,000,000 shares of the Company's common securities ($.01par value) and realized, after expenses, $995,000.00. The shares were sold for cash, directly by the Company's officers in a Regulation D, Rule 504 offering, to only accredited investors. No underwriter was involved.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent not prohibited by Indiana law. The Company is also empowered under its Bylaws to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify.

There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.


ITEM 6. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters have been submitted to a vote of the stockholders of the Company during the past three years through the date of this Registration Statement.

                                    PART F/S

The Company's financial statements for the years ending 1997 and 1998 have been examined to the extent indicated in their reports T.J. Sullivan & Co. independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein. Additionally, included herein are the September 1999 interim financial statements. Both are made a part of Part F/S of this form 10-SB.


                                    PART III

ITEMS 1 AND 2. INDEX TO AND DESCRIPTION OF EXHIBITS

EXHIBIT NO.                EXHIBIT NAME
-----------                ------------

3(i)                       Certificate of Incorporation of ISM Holding, Inc.

3(i)(1) Certificate of Amendment of Certificate of Incorporation of ISM Holding, Inc.

3(ii)                      Bylaws of ISM Holding, Corp.

Index to Financial Statements

Independent Auditors' Report ..........................................3
1998 Consolidated Income Statement.....................................4
1998 Consolidated Balance Sheet........................................5
1998 Statements of Stockholder's Equity................................6
1998 Statements of Cash Flows..........................................7
Notes to Financial Statements..........................................8
September 1999 Consolidated Statement of Income .......................10
September 1999 Consolidated Balance Sheet..............................11
Notes to Consolidated Financial Statements.............................12



                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               ISM Holding



                                               By: /s/ L.G. Hancher Jr.
                                                  ------------------------------
                                                  L.G. Hancher Jr. C.E.O.

Date:   November 12, 1999

                                ISM HOLDING CORP.
                                AND SUBSIDIARIES




                        Consolidated Financial Statements
                                DECEMBER 31, 1998

                       ISM HOLDING CORP. AND SUBSIDIARIES

                                TABLE OF CONTENTS


                                                                            PAGE
--------------------------------------------------------------------------------



INDEPENDENT AUDITOR'S REPORT                                                 3


FINANCIAL STATEMENTS


         Consolidated Statement of Income                                    4

         Consolidated Balance Sheet                                          5

         Consolidated Statement of Stockholders' Equity (Deficit)            6

         Consolidated Statement of Cash Flows                                7

         Notes to Consolidated Financial Statements                          8

TJ SULLIVAN & COMPANY
CERTIFED PUBLIC ACCOUNTANTS



                          INDEPENDENT AUDITOR'S REPORT



The Board of Directors
ISM Holding Corp. and Subsidiaries
Indianapolis, Indiana



We have audited the accompanying consolidated balance sheet of ISM Holding Corp. and Subsidiaries as of December 31, 1998, and the related consolidated statements of income and stockholders' equity (deficit), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ISM Holding Corp. and Subsidiaries at December 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.


/s/ TJ Sullivan & Company

Indianapolis, Indiana
November 12, 1999

                       ISM HOLDING CORP. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME


YEAR ENDED DECEMBER 31
1998
--------------------------------------------------------------------------------

Revenue
         Sponsorship                                               $  8,265,720
         Other, net                                                   1,006,419
                                                                   -------------
                  Total net revenue                                   9,272,139

Operating Expenses
         Cost of racing equipment                                     4,142,380
         Salaries and wages                                           1,853,666
         Rent                                                           251,164
         Travel                                                       1,189,441
         Driver contracts                                             1,160,901
         Payroll taxes                                                  135,322
         Other operating expenses                                     2,642,896
                                                                   -------------
                  Total operating expenses                           11,375,770
                                                                   -------------

Operating Loss                                                       (2,103,631)

Interest Expense                                                        266,185
                                                                   -------------

NET LOSS                                                           $ (2,369,816)
                                                                   =============

See notes to Consolidated Financial Statements.

                       ISM HOLDING CORP. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

YEAR ENDED DECEMBER 31
1998
--------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSET
         Cash                                                                   $    30,938
PROPERTY AND EQUIPMENT
         Transportation equipment                                 $    40,945
         Telephone and computer equipment                             174,190
         Furniture, fixtures, & equipment                             115,207
                                                                  ------------
                  Total Cost                                          330,342
         Accumulated depreciation                                    (214,414)
                                                                  ------------
                                                                                    115,928
                                                                                ------------

                                                                                $   146,866
                                                                                ============
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
         Lines of credit                                         $  1,049,458
         Note payable                                                 750,000
         Accounts payable                                             578,840
         Accounts payable - related party                               6,929
         Other accrued expenses                                        31,755
                                                                 -------------
                  Total current liabilities                                     $ 2,416,982

LONG-TERM DEBT
         Notes payable - related parties                                             22,500

STOCKHOLDERS' EQUITY (DEFICIT)
         Common stock, $.01 par value                                162,575
                  Authorized - 50,000,000 shares
                  Issued and outstanding - 16,257,480 shares
         Additional paid-in capital                                1,376,699
         Accumulated deficit                                      (3,831,890)
                                                                 -------------
                                                                                 (2,292,616)
                                                                                ------------
                                                                                                                           $
                                                                                $   146,866
                                                                                ============
See notes to Consolidated Financial Statements.

                       ISM HOLDING CORP. AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                         NUMBER                                    ADDITIONAL
                                           OF         COMMON         PAID-IN       ACCUMULATED
                                         SHARES       STOCK          CAPITAL          DEFICIT        TOTAL
--------------------------------------------------------------------------------------------------------------
BALANCES: JANUARY 1, 1998               100,000     $   1,000       $  350,000    $(1,462,074)    $(1,111,074)

         Net loss                                                                  (2,369,816)     (2,369,816)
         Capital Contribution        16,157,480       161,575        1,026,699                      1,188,274
                                     -------------------------------------------------------------------------

BALANCES: DECEMBER 31, 1998          16,257,480      $162,575       $1,376,699    $(3,831,890)    ($2,292,616)
==============================================================================================================


See notes to Consolidated Financial Statements.

                       ISM HOLDING CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31
1998
-----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
         Net loss                                                                          $(2,369,816)
         Adjustments to reconcile net loss to net cash used by operating activities
                  Depreciation                                                                  97,751
                  Gain on sale of assets                                                       (35,842)
                  Changes in assets and liabilities
                           Accounts payable                                                     40,215
                           Accrued expenses                                                   (202,393)
                                                                                           ------------
                                    Net cash by operating activities                       $(2,470,085)

INVESTING ACTIVITIES
         Sales of property & equipment                                                       1,715,660
         Payments on notes receivable - related party                                            6,000
                                                                                           ------------
                  Net cash by investing activities                                           1,721,660

FINANCING ACTIVITIES
         Proceeds from stock offering                                                        1,188,274
         Reduction of long-term debt - related parties                                         (22,500)
         Reduction of debt                                                                    (395,535)
                                                                                           ------------
                  Net cash provided by financing activities                                    770,239
                                                                                           ------------

NET CHANGE IN CASH                                                                              21,814

CASH: BEGINNING OF YEAR                                                                          9,124
                                                                                           ------------

CASH: END OF YEAR                                                                          $    30,938
                                                                                           ============


See notes to Consolidated Financial Statements.

                       ISM HOLDING CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
ISM Holding Corp. (the Company) became a public company, receiving its OTCBB:ISMH symbol December 4, 1998 and began trading January 4, 1999. The Company's core business is sponsorship solicitation for Company owned teams, or for others. All material intercompany transactions between subsidiaries: ISM Marketing, ISM Management, ISM Motorsports, ISM Racing, and ISM Aviation have been eliminated in this consolidation.

The Company funds its operations through corporate sponsorship for its teams and obtains sponsorship commissions from various people and entities. The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that effect reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

CASH
Cash consists of bank deposits in federally insured accounts.

PROPERTY AND EQUIPMENT
Property and equipment are carried at cost. Depreciation is computed using the straight-line methods over a useful life of three to seven years. Racecars and car parts are expensed in the year purchased due to the short life span of such assets. This is consistent with accounting practices and standards within the racing industry. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and improvements are capitalized.

INCOME TAXES
The Company has elected to be treated as an S - Corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the corporate income or loss and credits are passed to the stockholders and combined with their personal income and deductions to determine taxable income on their individual tax returns.

SPONSORSHIP REVENUE
The Company obtains a significant amount of financing through sponsorship agreements. Various commercial enterprises will fund the Company's automobile racing activities (in the form of cash or in-kind contributions) in exchange for advertising on Company racecars and other equipment. Total in-kind contributions recognized in sponsorship revenue for the year ended December 31, 1998 were $542,864. An equal and corresponding amount was recognized in costs of racing equipment.


NOTE 2 - LINES OF CREDIT

The Company has $650,000, $200,000, and $200,000 revolving lines of credit that have expired. The lines are now due on demand. At December 31, 1998, there was a total of $1,049,458 borrowed against these lines. The lines are collateralized by substantially all of the Company's assets and are guaranteed by two stockholders. Interest on the lines was 13.75% on December 31, 1998, and is payable monthly.


NOTE 3 - NOTE PAYABLE

The Company has a $750,000 90-day note payable that has matured at December 31, 1998. The note is collateralized by substantially all of the Company's assets and is guaranteed by two stockholders. Interest is 8.5% and is payable monthly.


NOTE 4 - LEASES

The Company leases operating facilities and various items of equipment and vehicles under noncancellable operating lease arrangements. These leases expire at various dates during 1999 and 2000. Rental expense for these leases included in the income statement for the year ended December 31, 1998 was $342,688.

During 1999 all leases, with the exception of the operating facility and one vehicle, were transferred to eliminate liability for the Company. No new leases will be entered into without Board of Director approvals.

Minimum annual rental payments required under operating leases that have remaining terms in excess of one year as of December 31, 1998 are as follows:

YEARS ENDING DECEMBER 31                                                  1998
--------------------------------------------------------------------------------

1999                                                                   $ 56,920
2000                                                                   $ 68,304
                                                                       ---------
                                                                       $125,224
                                                                       =========


NOTE 5 - EMPLOYEE BENEFITS

The employee benefit plan for company contribution to the 401K plan was cancelled in June of 1999.


NOTE 6 - RELATED PARTY TRANSACTIONS

At December 31, 1998, the Company had an outstanding note payable to one of its stockholders totaling $22,500. This note is unsecured, payable upon demand, and bears no interest. However, payment is not expected within the next fiscal year, therefore the amount is classified as noncurrent.


NOTE 7 - CONTINGENT LIABILITIES

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidate financial position of the Company.


NOTE 8 - SALE OF AIRCRAFT

In December 1998 the Company sold a Mitsubishi MU-300 airplane for $1,575,000. The sales price, reduced by closing costs, equaled the Company's cost basis in the airplane, therefore no gain or loss was recognized.


NOTE 9 - YEAR 2000

The Year 2000 issue is the result of potential problems with computer systems or any equipment with computer chips that store the year portion of the date as just two digits (e.g., 99 for 1999). Systems using this two-digit approach may not be able to determine whether "00" represents the Year 2000 or 1900. The problem, if not corrected, may make those systems fail altogether or, even worse, allow them to generate incorrect calculations causing a disruption of normal operations.

An assessment of the impact of the Year 2000 issue on the Company's computer systems has not formally begun. The scope of such a project would include other operational and environmental systems since they may be impacted if embedded computer chips control the functionality of those systems.

The Company relies on third-party vendors and service providers for some of its data processing capabilities and to maintain its computer systems. Communications with these providers have not been initiated to assess the Year 2000 readiness of their products and services. Thus, the Company can give no guarantee that the system of these service providers and vendors on which the Company's systems rely will be timely renovated.

Additionally, the Company has yet to implement a plan to manage the potential risk posed by the impact of the Year 2000 issue on its major sponsors. However, losses attributed to the Year 2000 issue are not anticipated to be material to the Company. However, there can be no guarantee that any loss incurred will be immaterial.

The total cost to the Company of Year 2000 readiness activities is not anticipated to be material to its financial position or results of operations in any given year. No other specific projects have been deferred due to this issue.

Based upon current information, management believes that the Year 2000 issue will not pose significant operational problems for its computer systems. This belief is based on the ability of those vendors and service providers to renovate, in a timely manner, the products and services on which the Company's systems rely, including the Company's accounting software. However, the Company can give no guarantee that these systems will be renovated in a timely manner.


NOTE 10 - CONCENTRATIONS

The Company purchases significant components (such as chassis and engine parts) for its racecars from a limited number of suppliers. Although few suppliers exist, the Company believes components can be purchased from others on comparable terms and prices without adversely affecting the Company.

As noted, the Company obtains a significant amount of financing through sponsorship agreements. The sponsorship agreements typically have lives of one to several years. The Company must continually renew such agreements or obtain new ones in order to remain in operations without an adverse impact on the organization.

NOTE 11 - INFORMATION ABOUT THE COMPANY'S OPERATIONS IN DIFFERENT INDUSTRIES

                                            RACING        OTHER             ADJUSTMENTS/
YEAR ENDED DECEMBER 31                     INDUSTRY     INDUSTRIES     CORPORATE     ELIMINATIONS    CONSOLIDATED
-------------------------------------------------------------------------------------------------------------------
Net revenue from unaffiliated entities    $8,265,720   $1,006,419                                     $9,272,139
Intersegment fees                                                        $408,401    $(408,401)
                                          -------------------------------------------------------------------------
Total net revenue                         $8,265,720   $1,006,419        $408,401    $(408,401)       $9,272,139
                                          =========================================================================

Operating income (loss)                  $(1,616,160)  $ (499,462)      $  11,991                    $(2,103,631)
                                          =========================================================

Interest Expense                                                                                        (266,185)
                                                                                                     --------------
Net Loss                                                                                             $(2,369,816)
                                                                                                     ==============
Identifiable assets at December 31,
     1998                                $   293,127   $        0       $  37,215    $       0       $   330,342
                                          =========================================================================


The Company operates principally in the racing industry. Operations in the racing industry and other industries are described in Note 1.

Operating income (loss) is equal to total net revenue less operating expenses. In computing operating income (loss), interest expense has not been deducted. Depreciation for the racing industry, other industries and corporate, respectively, was $87,613, $0 and $10,138. Capital expenditures for the racing industry, other industries and corporate were $33,840, $0 and $0 respectively.


NOTE 12 - SUBSEQUENT EVENTS

There have been significant changes to the Company's corporate structure in 1998 and 1999. The Company redeemed all its share in Racing Corp. to Tyler Jet Motorsports in August of 1998.The Company no longer owns the Nascar team. The Company sells sponsorships in Nascar through its marketing company, ISM Marketing, Inc.

The Company sold its aircraft without gain or loss during 1998 and the aircraft corporation was dissolved in early 1999.

During 1999 the Company has sold an additional $1,871,825 of common stock as of November 10, 1999. The proceeds were primarily used to reduce debt.

In 1999 the Company has made principal payments against the lines of credit of approximately $800,000 and has reached an agreement with the lender to pay the remaining balance in seven monthly installments of $25,000 each with a $100,000 final payment in April 2000.

The Company is currently negotiating payment arrangements with National City Bank, the holder of the $750,000 note. The Company's management believes satisfactory arrangements will be agreed upon by the end of 1999.

                                ISM HOLDING CORP.
                                AND SUBSIDIARIES




                        Consolidated Financial Statements
                                September 30,1999

                       ISM HOLDING CORP. AND SUBSIDIARIES

                                TABLE OF CONTENTS


                                                                            PAGE
--------------------------------------------------------------------------------



FINANCIAL STATEMENTS


         Consolidated Statement of Income                                    3

         Consolidated Balance Sheet                                          4

         Notes to Consolidated Financial Statements                          5

                       ISM HOLDING CORP. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME
                                    Unaudited

3 QUARTERS ENDED
SEPTEMBER 30 1999
--------------------------------------------------------------------------------

Revenue
         Sponsorship                                                $ 1,837,993
         Other, net                                                     229,443
                                                                    ------------
                  Total net revenue                                   2,067,424

Operating Expenses
         Cost of racing equipment                                       509,405
         Salaries and wages                                             380,112
         Rent                                                           114,300
         Travel                                                          35,549
         Driver contracts                                               318,400
         Payroll taxes                                                   68,156
         Other operating expenses                                       620,246
                                                                    ------------
                  Total operating expenses                            2,046,168

Operating Income(Loss)                                                   21,256

Interest Expense                                                         93,265
                                                                    ------------
NET LOSS                                                            $  ( 72,009)
                                                                    ============


See notes to Consolidated Financial Statements.

                       ISM HOLDING CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

QUARTER ENDED SEPTEMBER
1999
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSET
         Cash                                                                  $    19,129
PROPERTY AND EQUIPMENT
         Transportation equipment                                $  246,235
         Telephone and computer equipment                           186,140
         Furniture, fixtures, & equipment                           126,260
                                                                 -----------
                  Total Cost                                        558,635
         Accumulated depreciation                                  (268,120)
                                                                 -----------

                                                                               $   309,644
                                                                               ============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
         Lines of credit                                         $ 779,263
         Note payable                                              297,571
         Accounts payable                                          305,260
         Accounts payable - related party                            6,929
         Other accrued expenses                                     17,120
                                                                 ----------
                  Total current liabilities                                    $ 1,406,143
LONG-TERM DEBT
         Notes payable - related parties                                            22,500
                                                                               ------------
                                                                               $ 2,947,475
STOCKHOLDERS' EQUITY (DEFICIT)
         Common stock, $.01 par value                                              162,575
                  Authorized - 50,000,000 shares
                  Issued and outstanding - 16,257,480 shares
         Additional paid-in capital                                              2,947,475
         Accumulated deficit                                                   ( 3,903,899)
                                                                               ------------
                                                                                 ( 956,424)
                                                                               ------------
                                                                               $   309,644
                                                                               ============
See notes to Consolidated Financial Statements

                       ISM HOLDING CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
ISM Holding Corp. (the Company) became a public company, receiving its OTCBB:ISMH symbol December 4, 1998 and began trading January 4, 1999. The Company's core business is sponsorship solicitation for Company owned teams, or for others. All material intercompany transactions between subsidiaries: ISM Marketing, ISM Management, ISM Motorsports, ISM Racing, have been eliminated in this consolidation.

The Company funds its operations through corporate sponsorship for its teams and obtains sponsorship commissions from various people and entities. The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that effect reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

CASH
Cash consists of bank deposits in federally insured accounts.

PROPERTY AND EQUIPMENT
Property and equipment are carried at cost. Depreciation is computed using the straight-line methods over a useful life of three to seven years. Racecars and car parts are expensed in the year purchased due to the short life span of such assets. This is consistent with accounting practices and standards within the racing industry. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and improvements are capitalized.

INCOME TAXES
The Company has elected to be treated as an S - Corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the corporate income or loss and credits are passed to the stockholders and combined with their personal income and deductions to determine taxable income on their individual tax returns.

SPONSORSHIP REVENUE
The Company obtains a significant amount of financing through sponsorship agreements. Various commercial enterprises will fund the Company's automobile racing activities (in the form of cash or in-kind contributions) in exchange for advertising on Company racecars and other equipment. Total in-kind contributions recognized in sponsorship revenue for the year ended September 33,1999 were $110,655. An equal and corresponding amount was recognized in costs of racing equipment.


NOTE 2 - LINES OF CREDIT

The Company has revolving lines of credit that have expired. The lines are now due on demand. At September, there was a total of $329,458 borrowed against these lines. The lines are collateralized by substantially all of the Company's assets and are guaranteed by two stockholders. Interest on the lines was 13.75% on September 30, and is payable monthly.


NOTE 3 - NOTE PAYABLE

The Company has a $750,000 90-day note payable that has matured at September 30. The note is collateralized by substantially all of the Company's assets and is guaranteed by two stockholders. Interest is 8.5% and is payable monthly.


NOTE 4 - LEASES

The Company leases operating facilities and various items of equipment and vehicles under noncancellable operating lease arrangements. These leases expire at various dates during 1999 and 2000. Rental expense for these leases included in the income statement for the year ended September 30 was $114,300.

During 1999 all leases, with the exception of the operating facility and one vehicle, were transferred to eliminate liability for the Company. No new leases will be entered into without Board of Director approvals.

Minimum annual rental payments required under operating leases that have remaining terms in excess of one year as of December 31, 1998 are as follows:

YEARS ENDING DECEMBER 31                                                 1998
--------------------------------------------------------------------------------

1999                                                                   $ 56,920
2000                                                                   $ 68,304
                                                                       ---------
                                                                       $125,224
                                                                       =========


NOTE 5 - EMPLOYEE BENEFITS

The employee benefit plan for company contribution to the 401K plan was cancelled in June of 1999.


NOTE 6 - RELATED PARTY TRANSACTIONS

At September 30, the Company had an outstanding note payable to one of its stockholders totaling $22,500. This note is unsecured, payable upon demand, and bears no interest. However, payment is not expected within the next fiscal year, therefore the amount is classified as noncurrent.


NOTE 7 - CONTINGENT LIABILITIES

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidate financial position of the Company.


NOTE 8 - YEAR 2000

The Year 2000 issue is the result of potential problems with computer systems or any equipment with computer chips that store the year portion of the date as just two digits (e.g., 99 for 1999). Systems using this two-digit approach may not be able to determine whether "00" represents the Year 2000 or 1900. The problem, if not corrected, may make those systems fail altogether or, even worse, allow them to generate incorrect calculations causing a disruption of normal operations.

An assessment of the impact of the Year 2000 issue on the Company's computer systems has not formally begun. The scope of such a project would include other operational and environmental systems since they may be impacted if embedded computer chips control the functionality of those systems.

The Company relies on third-party vendors and service providers for some of its data processing capabilities and to maintain its computer systems. Communications with these providers have not been initiated to assess the Year 2000 readiness of their products and services. Thus, the Company can give no guarantee that the system of these service providers and vendors on which the Company's systems rely will be timely renovated.

Additionally, the Company has yet to implement a plan to manage the potential risk posed by the impact of the Year 2000 issue on its major sponsors. However, losses attributed to the Year 2000 issue are not anticipated to be material to the Company. However, there can be no guarantee that any loss incurred will be immaterial.

The total cost to the Company of Year 2000 readiness activities is not anticipated to be material to its financial position or results of operations in any given year. No other specific projects have been deferred due to this issue.

Based upon current information, management believes that the Year 2000 issue will not pose significant operational problems for its computer systems. This belief is based on the ability of those vendors and service providers to renovate, in a timely manner, the products and services on which the Company's systems rely, including the Company's accounting software. However, the Company can give no guarantee that these systems will be renovated in a timely manner.


NOTE 9 - CONCENTRATIONS

The Company purchases significant components (such as chassis and engine parts) for its racecars from a limited number of suppliers. Although few suppliers exist, the Company believes components can be purchased from others on comparable terms and prices without adversely affecting the Company.

As noted, the Company obtains a significant amount of financing through sponsorship agreements. The sponsorship agreements typically have lives of one to several years. The Company must continually renew such agreements or obtain new ones in order to remain in operations without an adverse impact on the organization.


NOTE 10 - SUBSEQUENT EVENTS

During 1999 the Company has sold an additional $1,871,825 of common stock as of November 10, 1999. The proceeds were primarily used to reduce debt.

In October 1999, Gary D. Sallee, Board Member and Co-Founder left the company to return to his law practice. He was replaced by an outside director. Mr. Hancher, Co-Founder, Chairman and C.E.O. will assume the responsibilities.

In 1999 the Company has made principal payments against the lines of credit of approximately $800,000 and has reached an agreement with the lender to pay the remaining balance in seven monthly installments of $25,000 each with a $100,000 final payment in April 2000.

The Company is currently negotiating payment arrangements with National City Bank, the holder of the $750,000 note. The Company's management believes satisfactory arrangements will be agreed upon by the end of 1999.




                                       8